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                               July 21, 2022

       Akinobu Yorihiro
       Chief Technology Officer
       Sacks Parente Golf, Inc.
       551 Calle San Pablo
       Camarillo, CA 93012

                                                        Re: Sacks Parente Golf,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 24,
2022
                                                            CIK No. 0001934245

       Dear Mr. Yorihiro:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted June 24, 2022

       General

   1.                                                   Please supplementally
provide us with copies of all written communications, as defined in Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, present to
potential investors in reliance on Section 5(d) of the Securities Act, whether or not they
retain copies of the communications. Please contact legal staff associated with the
review of this filing to discuss how to submit the materials, if any, to us for review.
 Akinobu Yorihiro
FirstName  LastNameAkinobu  Yorihiro
Sacks Parente Golf, Inc.
Comapany
July       NameSacks Parente Golf, Inc.
     21, 2022
July 21,
Page  2 2022 Page 2
FirstName LastName
Prospectus Summary, page 5

2. Please revise this section to disclose that your independent auditor expressed substantial doubt about your ability to continue as a going concern.
Our Strategy, page 6

3. We note your disclosure that you have struggled with supply chain and other issues. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Risk Factors
We may face increased labor costs or labor shortages..., page 11

4. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
If we are unable to successfully manage the introduction of new products..., page 14

5. We note your disclosure that your supply chain "will" face constant pressures. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.
Our golf equipment, golf gear and other related golf business products could have a concentrated customer base, page 15

6. We note your disclosures on pages F-12 and F-27 that for the twelve month period ending
         December 31, 2021 and the three month period ending March 31, 2022 you had two customers making up greater than 10% of net sales. Please update this risk factor to reflect these disclosures.
Our planned international business expansions could adversely effect results..., page 20

7. We note your disclosure that your initial business expansion is targeted in Asia. Please revise to more specifically describe the geographical location for your expansion, the nature of your plans, and the progress of those plans to date.
The costs and availability of finished products..., page 21

8. We note your disclosure indicating that inflation may result in increased costs to produce your products. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Akinobu Yorihiro
FirstName  LastNameAkinobu  Yorihiro
Sacks Parente Golf, Inc.
Comapany
July       NameSacks Parente Golf, Inc.
     21, 2022
July 21,
Page  3 2022 Page 3
FirstName LastName
Management Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 35

9. We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products. Comparison of the Three Months Ended March 31, 2022 to the Three Months Ended March 31,
2021, page 36

10. We note that you have provided a discussion of your gross margin excluding changes in your inventory reserves. Please revise your disclosures here and on page 38 to state your actual gross margin and discuss the reasons for the changes in your actual gross margin in order to not give more prominence to your discussion of gross margin excluding changes in inventory reserves.
Business, page 45

11. Please provide further explanation of how your patented "Ultra-Low Balance Point technologies" work, specifically how they are technologically superior to other products in the market.
12. We note that you rely upon suppliers based in East Asia. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.
13. We note your disclosure that Mr. Sacks and Mr. Parente assigned the company the right, title and interest in and to the Quad Weighted Lightweight Putter. We also note that on your website you include Mr. Sacks and Mr. Parente under a page entitled "Our
         Founders." Please clarify what relationship, if any, Mr. Sacks and Mr. Parente have with the company at this time.
Report Of Independent Registered Public Accounting Firm, page F-2

14. Please have your independent registered public accountants provide a signed audit opinion of Sacks Parente Golf, Inc. as required by Rule 2-02(a) of Regulation S-X. Please also file an appropriately signed consent from your auditor with the filing.
Note 9 - Subsequent Events, page F-17

15. Please revise your filing here and on page F-32 to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued.
         See ASC 855-10-50-1.
 Akinobu Yorihiro
FirstName  LastNameAkinobu  Yorihiro
Sacks Parente Golf, Inc.
Comapany
July       NameSacks Parente Golf, Inc.
     21, 2022
July 21,
Page  4 2022 Page 4
FirstName LastName
       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing